FORM 61

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                   3rd quarter statements dated June 30, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Eiger Technology, Inc.

Date:  June 30, 2000                Mr. Gerry A. Racicot
                                          President

                                Management Review

Eiger Technology, Inc. (Eiger) is pleased to announce that it has returned to profitability with a 644% increase in revenue for the third quarter of 2000 vis a vis 1999. Eiger's sales for the 9 months ended June 30, 2000 were $46,017,000 vis a vis $7,426,000, a year over year 520% increase with a net loss of $390,000 vs $66,000.

Eiger's third quarter sales 2000, were $12,970,000 vis a vis 1,742,000 for 1999 (+644%) with a profit of $ 148,000 vs a loss of $13,000. Shareholder equity has increased from 8,033,000 to 42,677,000 giving shareholder an increase of 451% with a cash balance of $20,352,000 available for acquisions and or internal growth.

The third quarter results reflect the increased efficiency of the new factory in Korea manufacturing modems and MP3 players

Eiger's Korean manufacturing subsidiary, EigerNet, Inc. has successfully opened its additional manufacturing facility in Seoul, South Korea. This facility in the Shin Wa Industrial park has increased our production capabilities from 100,000 units to 575,000 units per month which enables EigerNet to increase its internal manufacturing capacity to $10,000,000US per month.

Eiger has signed a purchase agreement for 25% of Nixxo Technology, Inc. (Nixxo). Nixxo is a GSM cellular phone chipset design and development house based in San Jose, CA. Nixxo has developed and delivered GSM chipset and operating system technology for its majority owner Standard Telecom Co., Ltd. (STC) of Seoul Korea and will launch its GSM Chipset and operating system in January, 2001. STC is a publicly listed company on KOSPI (Korean Exchange) with approximately $500 million in annual revenue. STC has made significant inroads into the North American market with its Nixxo pager. The Nixxo pager is no. 2 in the North American market and no. 1 in the South Korean bourgeoning market place.

This purchase of Nixxo represents the culmination of may years of hard work by the Eiger team both in North Amercia and South Korea.

Eiger's intuitive initiative in taking ADH Custom Metal Fabricators Inc. and K-Tronik International Inc. public is progressing on schedule and anticipated to be completed by the calendar year-end. This initiative will generate significant working capital for Eiger's acquisition and internal growth strategy.

Eiger's management team looks forward to the balance of 2000 being a growth year while entrenching itself firmly in the computer peripheral and wireless marketplace

EIGER TECHNOLOGY,  INC.
Unaudited Consolidated Balance Sheet

--------------------------------------------------------------------------------
June 30                                                2000              1999
--------------------------------------------------------------------------------
                                                         $                 $
Assets

Current
  Cash and Marketable Securities                      5,685,000        2,050,000
  Cash Held in Escrow                                14,667,000               --
  Accounts Receivable                                12,090,000        2,031,000
  Inventories                                         9,747,000        2,619,000
  Prepaid Expenses                                      250,000           78,000
Income Taxes Recoverable                                 11,000          171,000
                                                    -----------      -----------

                                                     42,450,000        6,949,000

Capital                                               4,014,000        2,543,000
Long-term Investments                                   342,000        2,368,000
Goodwill                                              6,475,000          552,000
Other                                                 2,997,000           78,000
                                                    -----------      -----------

                                                     56,278,000       12,490,000
                                                    ===========      ===========

Liabilities and Shareholders' Equity

Current
  Bank Indebtedness                                   3,757,000        1,235,000
  Accounts Payable and Accrued Liabilities            4,599,000        1,224,000
  Current Portion of Lease Obligation                    51,000           48,000
  Current Portion of Long-term Debt                     120,000           87,000
                                                    -----------      -----------

                                                      8,527,000        2,594,000
                                                    -----------      -----------
Long-term
  Obligation Under Capital Lease                             --           17,000
  Long-term Debt                                      1,428,000        1,504,000
                                                    -----------      -----------

                                                      1,428,000        1,521,000
                                                    -----------      -----------

Future Income Tax Liabilities                            37,000          176,000
                                                    -----------      -----------

Non-Controlling Interest                              3,609,000          166,000
                                                    -----------      -----------

Shareholders' Equity
  Share Capital                                      43,887,000        7,176,000
  Contributed Surplus                                   787,000          642,000
  Retained Earnings (Deficit)                        (1,997,000)         215,000
                                                    -----------      -----------

                                                     42,677,000        8,033,000
                                                    -----------      -----------

                                                     56,278,000       12,490,000
                                                    ===========      ===========
On Behalf of the Board:
signed G.A. Racicot                                 Director

Signe Keith Attoe                                   Director

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Operations and Retained Earnings

----------------------------------------------------------------------------------------------------------------------------
For the nine months ended June 30                      2000                2000                1999                1999
----------------------------------------------------------------------------------------------------------------------------
                                                (Current Quarter)     (Year-to-Date)    (Last Year Quarter)   (Year-to-Date)
                                                        $                   $                    $                   $

Sales                                               12,970,000          46,017,000           1,742,000           7,426,000

Cost of Sales                                       11,765,000          40,935,000           1,339,000           5,821,000
                                                   -----------         -----------         -----------         -----------

Gross Margin                                         1,205,000           5,082,000             403,000           1,605,000
                                                   -----------         -----------         -----------         -----------

Expenses
  Operating and Administrative                         734,000           2,910,000             499,000           1,751,000
  Amortization of Capital Assets                        76,000             228,000               6,000              24,000
  Amortization of Goodwill and Other Assets             64,000             198,000               8,000              27,000
  Interest on Long-term Debt                            20,000              52,000              14,000              49,000
  Other Interest and Bank Charges                      150,000             404,000              34,000             117,000
                                                   -----------         -----------         -----------         -----------

                                                     1,044,000           3,792,000             561,000           1,968,000
                                                   -----------         -----------         -----------         -----------

Income (Loss) from Operations                          161,000           1,290,000            (158,000)           (363,000)

Non-recurring Factory Moving Costs                          --          (1,650,000)                 --                  --
Other  Income                                          364,000             481,000                  --                  --
                                                   -----------         -----------         -----------         -----------

Income before Taxes                                    525,000             121,000            (158,000)           (363,000)

Provision for Income Taxes                             168,000              69,000             (75,000)           (171,000)
                                                   -----------         -----------         -----------         -----------

Income before Non-controlling Interest                 357,000              52,000             (83,000)           (192,000)

Non-controlling Interest                               209,000             442,000             (70,000)           (126,000)
                                                   -----------         -----------         -----------         -----------

Net Income (Loss) for the Period                       148,000            (390,000)            (13,000)            (66,000)

Retained Earnings (Deficit),
Beginning of Period                                 (1,671,000)           (401,000)            229,000             247,000
Prior Period Adjustment
of Non-controlling Interest                                 --            (167,000)                 --              34,000
Costs Related to Issuance of Share Capital            (474,000)         (1,039,000)                 --                  --
                                                   -----------         -----------         -----------         -----------

Retained Earnings (Deficit), End of Period          (1,997,000)         (2,176,000)            216,000             215,000
                                                   ===========         ===========         ===========         ===========

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Changes in Cash Position

--------------------------------------------------------------------------------
For the nine months ended June 30                        2000           1999
--------------------------------------------------------------------------------
                                                          $              $
Cash Provided (Used In)

Operating Activities
  Net Income (Loss) for the Period                      (390,000)       (66,000)
  Items not Involving Cash
    Amortization                                         426,000        159,000
                                                     -----------    -----------

                                                          36,000         93,000
    Changes in Non-cash  Operating Accounts
        Accounts Receivable                           (6,845,000)        86,000
        Inventories                                   (5,741,000)       603,000
        Prepaid Expenses                                  19,000        (35,000)
        Accounts Payable                               1,804,000     (1,138,000)
        Current Income Taxes                            (248,000)      (218,000)
        Future Income Taxes                             (138,000)            --
        Non-controlling Interest                         442,000       (126,000)
                                                     -----------    -----------

                                                     (10,671,000)      (735,000)
                                                     -----------    -----------

Investment Activities
  Purchase of Capital Assets                          (2,186,000)      (840,000)
  Non-controlling Interest                             1,611,000             --
  Long-term Investments                                       --     (1,157,000)
  Goodwill and Other Assets                           (6,238,000)            --
                                                     -----------    -----------

                                                      (6,813,000)    (1,997,000)
                                                     -----------    -----------

Financing Activities
  Capital Lease Obligation                                14,000        (55,000)
  Other Long-term Debt                                   337,000        (96,000)
  Common Shares Issued                                34,784,000      5,000,000
  Costs Related to Issuance of Share Capital          (1,039,000)            --
  Contributed Capital                                    570,000             --
                                                     -----------    -----------

                                                      34,666,000      4,849,000
                                                     -----------    -----------

Increase (Decrease) in Cash Position During Period    17,182,000      2,117,000

Cash Position, Beginning of Period                      (587,000)    (1,302,000)
                                                     -----------    -----------

Cash Position, End of Period                          16,595,000        815,000
                                                     ===========    ===========

Analysis of Cash Position:
  Cash and Marketable Securities                       5,685,000      2,050,000
  Cash Held in Escrow                                 14,667,000             --
  Bank Indebtedness                                   (3,757,000)    (1,235,000)
                                                     -----------    -----------

                                                      16,595,000        815,000
                                                     ===========    ===========

      Eiger Technology, Inc.

Supplementary Information
As at June 30, 2000

Schedule A:

      Financial Information - see unaudited consolidated financial statements

Schedule B:

#1 -  See attached schedule of Administrative Expenses
   -  See consolidated financial statements

#2 a)  Options Exercised   - April 1, 2000 to June 30, 2000

                             Keith Attoe                50,000 @.85
                             Walter Keyser              50,000 @.85

#2 b)  Options Granted     - April 1, 2000 to June 30, 2000


Keith Attoe                    50,000               4.75          06/12/05
Gerry A. Racicot               50,000               4.75          06/12/05
Ernest A. Kolenda              50,000               4.75          06/12/05
Sidney S. Harkema              50,000               4.75          06/12/05
Walter Keyser                  50,000               4.75          06/12/05
Robert Hoegler                 50,000               4.75          06/12/05
Morden Lazarus                 50,000               4.75          06/12/05

#3 a)  28,940,858 shares issued and outstanding

#3 b)  Outstanding Options:

       NAME                  # OF SHARES           PRICE          EXPIRY DATE
Keith Attoe                     50,000               .60           09/08/00
Keith Attoe                    100,000               .90           11/11/00
Walter Keyser                   50,000               .70           09/30/00
Ken Rampersad                   50,000               .85           04/17/00
Robert Kim                     150,000               .60           04/02/01
Steve Kim                       50,000               .60           04/02/01
Robert Kim                     350,000               .60           04/02/01
Tony Francolini                100,000              1.40           10/25/04
Scott St. Amand                  8,000              1.40           10/25/04
Ray Dirks                      500,000              1.47           11/17/02
George Swan                     25,000              1.40           11/25/02
Keith Attoe                    250,000              4.50           02/01/04
Gerry A. Racicot               250,000              4.50           02/01/04
2845354 Canada Inc.            250,000              4.50           02/01/04
c/o Dominique Gendeon
Keith Attoe                     50,000              4.75           06/12/05
Gerry A. Racicot                50,000              4.75           06/12/05
Ernest A. Kolenda               50,000              4.75           06/12/05

Sidney S. Harkema               50,000              4.75           06/12/05
Walter Keyser                   50,000              4.75           06/12/05
Robert Hoegler                  50,000              4.75           06/12/05
Morden Lazarus                  50,000              4.75           06/12/05

#3 c) Total number of shares in escrow - nil

#3 d) List of Directors

      Gerry Racicot                 Walter Keyser
      Robert Hoegler                Keith Attoe
      Ernest Kolenda                Morden C. Lazarus
      Sidney Harkema

EIGER TECHNOLOGY INC.
Notes to the Financial Statements June 30, 2000

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

    None.

Reconciliations:
                                                      2000              1999
                                                  -----------       -----------
                                                       $                 $

Net Income
 - per Cdn. GAAP                                     (390,000)          (66,000)
                                                  ===========       ===========

 - per U.S. GAAP                                     (390,000)          (66,000)
                                                  ===========       ===========

Retained Earnings (Deficit)
  - End of Period per Cdn. GAAP                    (1,977,000)          215,000

 - Adjustments re Depreciable Life
     of Computer Equipment                            (30,000)          (30,000)
 - Future Income Tax Adjustment                        12,000            12,000
                                                  -----------       -----------

  - End of Year per U.S. GAAP                      (1,995,000)          197,000
                                                  ===========       ===========

Total Assets
 - per Cdn. GAAP                                   56,278,000        12,319,000

 - Adjustments re Depreciable Life
     of Computer Equipment                            (30,000)          (30,000)
 - Deferred Tax Adjustment                             12,000            12,000
                                                  -----------       -----------

 - per U.S. GAAP                                   56,260,000        12,301,000
                                                  ===========       ===========